[redacted]

SEC Mail Processing Section

MAR 04 2009

Washington, DC
101

UNIT
SECURITIES AND E
Washington, D.C. 20549

09059760

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cheryl L. Witt 205-380-1728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary Hutto Management Consulting, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 382823	Birmingham	Alabama	35238-2823
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles R. White and Cheryl L. Witt, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CUSO Partners, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Charles R. White and Cheryl L. Witt, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CUSO Partners, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)

Gary Hutto Management Consulting, LLC
PO Box 382823
Birmingham, AL 35238-2823

Independent Auditor's Report

The Managing Members
CUSO Partners, L.L.C.:

I have audited the accompanying statements of financial condition of CUSO Partners, L.L.C., a Delaware limited liability company, (the Company) as of December 31, 2008 and 2007. The statements of financial condition are the responsibility of the Company's management. My responsibility is to express an opinion on the statements of financial condition based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of CUSO Partners, L.L.C. as of December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Gary Hutto Management Consulting, LLC

Birmingham, Alabama
February 11, 2009

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2008 and 2007

Assets	**2008**	**2007**
Cash	$ 584,561	$ 735,275
Trade Date Receivable	22,500	-
Furniture and Fixtures (less accumulated depreciation of $13,753 and $12,408 in 2008 and 2007, respectively)	2,152	3,497
Other Assets	45,179	44,304
Total Assets	**$ 654,392**	**$ 783,076**
Liabilities and Members' Equity		
Other Liabilities	$ 36,334	$ 33,843
Payable to Members	46,465	20,000
Total Liabilities	82,799	53,843
Members' Equity	571,593	729,233
Total Liabilities and Members' Equity	**$ 654,392**	**$ 783,076**

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

CUSO Partners, L.L.C. (the Company), a Delaware limited liability company, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission. It is also regulated by the Financial Industry Regulatory Authority (formerly, the National Association of Security Dealers, NASD).

The Company began its operations on February 28, 2002 and has added members and member classes since that date. Its primary business consists of a credit union service organization providing security brokerage services to its members who generate substantially all of its commission revenue. During 2007, the managing members approved usage of the trade name of CUSO Partners Investments for the Company.

The Company has two offices—one located in Birmingham, Alabama and the other in Little Rock, Arkansas. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Sterne, Agee & Leach, Inc. (SAL or Clearing Firm) serves as the carrying broker. SAL clears and performs the majority of other back office operations and maintains and preserves all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Furthermore, the Company is a correspondent of Sterne Agee Clearing, Inc. (SAC or Reintroducing Firm), an affiliate of SAL (SAL and SAC and their affiliates are collectively referred to as Sterne herein).

Under the terms of the Company's agreement with Sterne, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on an account, although management expects no losses under this agreement.

The Company's membership consists of either federal or state chartered credit unions. The Amended and Restated LLC Agreement of CUSO Partners, L.L.C. (LLC Agreement) maintains that the Company's principal purpose is the management of a credit union service organization.

Participation in management, revenues, and other profits and expenses depends on the member's membership class. The Company has five classes of members, which pursuant to the LLC Agreement, are further subdivided into Managing Members and Non-Voting Members.

Managing Members:

The Managing Members are the only members with the right to vote on Company matters. In addition, only representatives of the Managing Members may serve on the management committee of the Company. The Managing Members receive the highest participation in commission revenues and participate in other income and overhead expenses, including certain profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

Non-Voting Members:

The Non-Voting Members include the L-class, M-Class, S-Class and A-Class. The L-Class receives the same participation in commission revenues and in other income and overhead expenses as the Managing Members class except that L-Class members do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The M-Class members receive a stated participation in revenues, which is lower than the Managing Members or L-Class because the M-Class members are not allocated overhead expenses. M-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The S-Class members receive a stated participation in revenues, which is lower than the M-Class members because such members are not allocated overhead expenses and contribute a lesser amount of capital to the Company. S-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The A-Class members receive a stated participation in revenues, which is lower than the M-Class members but higher than the S-Class members because such members are not allocated overhead expenses and contribute a higher amount of capital to the Company than the S-Class. A-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

Other LLC Agreement Provisions:

In order to receive a distribution, each Managing Member and L-Class member must have a capital account balance of $25,000. Each Managing Member and L-Class member is also required to maintain a minimum capital account balance of $10,000 as computed on a quarterly basis and must cure any deficiency in such required capital account balance by the end of the next calendar quarter. The LLC Agreement provides for various penalties for failure to maintain minimum net capital, including disassociation as such term is defined in the LLC agreement.

The LLC agreement provides that M-Class interests issued to multi-member credit union service organizations or A-Class interests issued to trade associations may be issued in fractional units to, and in the name of, the credit unions composing each such service organization or trade association.

A withdrawing Managing Member or L-Class member may have his interest in the LLC purchased in an amount equal to his then capital account balance (calculated as of the end of the next quarter following the calendar quarter in which the notice to withdraw is received) by the Company or a member. However, a withdrawing M-Class, S-Class, and A-Class member may have his interest in the LLC purchased in an amount equal to 80% of the initial consideration paid for the interest or the fractional interest thereof.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer. The Company principally earns commissions from principal transactions in the buying and selling of fixed-income investment securities.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the accompanying statements of financial condition for cash and cash equivalents approximate their fair values.

(c) Furniture and Fixtures

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets ranging from three to five years.

(d) Accounting for Securities Transactions and Commissions

Securities trading revenue, commission income, and related expenses are recorded on a trade date basis. Securities owned and receivables/payables with brokers and customers are also recorded on that basis.

(e) Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and thus no income tax expense has been recorded in the accompanying statements of operations because all income and loss of the Company flows through to the members in accordance with Sub-Chapter K of the Internal Revenue Code of 1986, as amended. The Company's net income or loss is generally specially allocated according to defined percentages and transactions among the members in accordance with the LLC Agreement as amended from

time to time through actions of the Managing Members. Generally, such income is not taxable because of specific tax exemptions provided by federal and/or state law.

(f) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Contingent Liabilities and Commitments

There were no contingent liabilities or commitments outstanding as of December 31, 2008 or 2007. Furthermore, there were no liabilities subordinated to claims of general creditors during the years ended December 31, 2008 and 2007. The Company is subject to the risk of litigation occurring in the ordinary course of its business. However, on the basis of information furnished by legal counsel and others, management is not aware of any potential litigation against the Company.

(4) Intangible Asset

During 2008 and 2007, the Company performed impairment tests and determined that there is no impairment of the single $30,000 unamortized intangible asset reflected in the December 31, 2008 and 2007 financial statements. This intangible represents the value of the broker-dealer license held by the Company. Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* intangible assets with indefinite lives are not amortized but, rather, are evaluated annually for impairment.

(5) Regulatory Requirements and Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At December 31, 2008 and 2007, the Company had net capital of $497,362 and $677,032, which was $491,842 and $672,032 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection—Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(6) Transactions with Clearing Firm

As further discussed in note 1, SAL and SAC provide clearing services and reintroducing services to the Company, respectively, in the normal course of operations pursuant to the Fully Disclosed Correspondent/Clearing Agreement.

Amounts for such services, among other things, are paid pursuant to the Exclusive Management Services Agreement (Services Agreement) between the Company and SAC. The amounts paid for such services are included in the execution and clearance captions in the accompanying statements of operations. Fees for such services paid to Sterne aggregated $249,266 and $340,155 in 2008 and 2007, respectively.

SAL serves as custodian for the Company's cash and other property owned by it or in its fiduciary accounts. Substantially all of the cash shown in the accompanying statements of financial condition is, or was, held by SAL in interest bearing brokerage accounts invested in money market mutual funds. One such account, a clearing deposit account, maintains an approximate $10,000 balance and is restricted as to use by SAL. Any interest earned by the clearing deposit account is swept monthly to the Company's operating brokerage account.

Pursuant to the Services Agreement, SAC (and its affiliates) provides certain general management, regulatory, compliance and trading services to the Company. In accordance with the Services Agreement, direct, out-of-pocket expenses incurred by SAC for the benefit of the Company, including audit expenses, are reimbursed by the Company. However, the Services Agreement provides that SAC will receive no reimbursement for normal office expenses, overhead and employment expenses. During both 2008 and 2007, Sterne shared various out-of-pocket marketing, travel and seminar expenses with the Company based on the mutually agreed-on premise that such expenses benefit both parties. In addition, during 2007, the Company and Sterne memorialized its expense sharing arrangement in an agreement made pursuant to NASD Notice to Members 03-63.

The Company owed Sterne a net of $6,153 and $16,385 at December 31, 2008 and 2007, respectively, which amounts are included in the category other liabilities in the accompanying statements of financial condition.

Sterne uses a clearing account to determine net commissions receivable due the Company or the net payable due Sterne. Sterne uses this account to record a) commissions due the Company, b) execution and clearing expenses due Sterne and c) expenses paid by Sterne on behalf of the Company. The amounts shown in the accompanying statements of financial condition in other liabilities are net of the commissions described in the preceding sentence.

(7) Related Party Transactions

The five employees of the Company, including the President, CFO, Senior Vice President, Chief Compliance Officer and AML Officer, are also employees of Sterne but receive no compensation for their services in connection with the work they perform for the Company. As explained in note 6 above, the Company, pursuant to the Services Agreement receives a fee for its management of the Company. Sterne is reimbursed for any direct out-of-pocket travel, seminar or marketing expenses incurred on behalf of the Company unless the parties agree otherwise.

(8) Concentration of Credit Risk

The Company is engaged in trading fixed-income investment securities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy of SAL to review, as necessary, the credit standing of each such counterparty.

(9) SIPC Insurance and Treasury Guarantee

The Company's cash is principally invested in money market mutual fund accounts. Such funds are protected by the Securities Investor Protection Corporation (SIPC) whose members are principally broker-dealers. In the event of a SIPC initiated liquidation of a member broker-dealer, the SIPC provides protection of $500,000 per customer, except that claims for cash are limited to $100,000 per customer. However, such protection is not afforded a broker-dealer, such as the Company, unless a claim arises out of transactions for customers of such broker-dealer. Accordingly, the investment in money market mutual funds is protected only to the extent of funds held in the money mutual funds awaiting distribution to member/customers.

During 2008 Federated Investors Inc., the manager of the money market mutual fund in which the Company is invested, approved participation of all of its money market funds in the U.S. Treasury's money market insurance program. Under the U.S. Treasury insurance program, shares held in a money market mutual fund regulated under Rule 2a-7 of the Investment Company Act of 1940 as of September 19, 2008 are fully guaranteed.

(10) Withdrawing Member

Vystar Credit Union, an L-Class member, has submitted a request to withdraw from the Company. The withdrawal, if not rescinded, will be effective on March 31, 2009.

Gary Hutto Management Consulting, LLC
PO Box 382823
Birmingham, AL 35238-2823

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

The Managing Members
CUSO Partners, L.L.C.:

In planning and performing my audit of the financial statements and supplemental schedules of CUSO Partners, L.L.C., for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gary Hutto Management Consulting, LLC

Birmingham, Alabama
February 11, 2009